SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of July 2015

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX

Item	Description of Item

1.	Summary of Minutes of the 635th Meeting of the Board of Directors Held on May 6, 2015

2.	Material Announcement Dated June 3, 2015: Proposal relating to public offer to acquire shares in Redentor Energia S.A.

3.	Summary of Minutes of the 637th Meeting of the Board of Directors Held on June 10, 2015

4.	Notice to Stockholders Dated June 15, 2015: Payment of first part of Interest on Equity for 2014: June 30, 2015

5.	Market Announcement Dated June 24, 2015: Reply to BM&F Bovespa Official Letter BM&F BOVESPA SAE 2220/2015, of June 24, 2015

6.	Material Announcement Dated June 24, 2015: Judgment given on Jaguara Plant mandamus case

7.	Market Announcement Dated June 29, 2015: Reply to BM&F Bovespa Official Letter SAE 2236/2015 of June 26, 2015

8.	Summary of Principal Decisions of the 638th Meeting of the Board of Directors Held on June 30, 2015

9.	Material Announcement Dated June 30, 2015: Court decision in São Simão Plant mandamus case

10.	Summary of Principal Decisions of the 639th Meeting of the Board of Directors Held on July 2, 2015

11.	Market Announcement Dated July 2, 2015: TAESA—Negotiations have been terminated between FIP Coliseu and Empresas Públicas de Medellín

12.	Material Announcement Dated July 2, 2015: Proposed agreement for sale of Light’s holding in Renova

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: July 13, 2015	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. SUMMARY OF MINUTES OF THE 635TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 6, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – 17.155.730/0001-64 – NIRE 31300040127

SUMMARY OF MINUTES

OF THE

635TH MEETING OF THE BOARD OF DIRECTORS

Date, time and place: May 6, 2015, at 8.30 a.m., at the Company’s head office.

Meeting committee: Chair: Mauro Borges Lemos.

Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of this meeting.

II The Board approved:

a)	The proposal of the Chair, to re-elect the present members of the Company’s Executive Board, to serve with a period of office of three years, that is to say until the first meeting of the Board of Directors after the Annual General Meeting of 2018, as follows:

– as Chief Executive Officer:
Mauro Borges Lemos

– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais at Rua Fausto Nunes Vieira 120/601, Belvedere, CEP 30320-590, bearer of Identity Card M992314, issued by the Public Safety Department of Minas Gerais State, and CPF 316720516-49;

– as Deputy Chief Executive Officer:
Mateus de Moura Lima Gomes

– Brazilian, divorced, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Groelândia 395/603, Sion, CEP 30320-060, bearer of Identity Card MG8876108 issued by the Civil Police of Minas Gerais and of CPF 037285936-48;

– as Chief Trading Officer:
Evandro Leite Vasconcelos

– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Manoel Couto 365, Cidade Jardim, CEP 30380-080, bearer of Identity Card 29657D-CREA-MG and CPF 251704146-68;

– as Chief Business Development Officer:
Fernando Henrique Schüffner Neto

– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Martim de Carvalho 395/700, Santo Agostinho, CEP 30190-090, bearer of Identity Card M-1311632-SSP/MG and CPF 320008396-49;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– as Chief Distribution and Sales Officer:
Ricardo José Charbel

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Herculano de Freitas 151/601, Gutierrez, CEP 30441-039, bearer of Identity Card M-1073988-SSPMG and CPF 383259856-15;

– as Chief Finance and Investor Relations Officer:
Fabiano Maia Pereira

– Brazilian, married, economist, resident and domiciled in Belo Horizonte, at Rua Santa Rita Durão 1000, Funcionários, CEP 30140-111, bearer of Identity Card 098405244 issued by the Félix Pacheco Institute of Rio de Janeiro State, and CPF 027583306-28;

– as Chief Officer for the Gas Division:
Eduardo Lima Andrade Ferreira

– Brazilian, married, civil engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ramalhete 288/402, Anchieta, CEP 30310-310, bearer of Identity Card MG10738632-SSPMG and CPF 048415486-96;

– as Chief Generation and Transmission Officer:
Franklin Moreira Gonçalves

– Brazilian, married, data processing technologist, resident and domiciled in Belo Horizonte, MG, at Rua João Gualberto Filho 551/302, Sagrada Família, CEP 31030-410, bearer of Identity Card MG5540831-SSP/MG and CPF 754988556-72;

– as Chief Corporate Management Officer:
Márcio Lúcio Serrano	– Brazilian, married, doctor, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua São Romão 505/401, São Pedro, CEP 30330-120, bearer of Identity Card M575778-SSP/MG and CPF 110906186-20;
– as Chief Counsel:
Raul Lycurgo Leite

– Brazilian, married, lawyer, resident and domiciled in Brasília, Federal District, at SHIS QI 21, Conjunto 07, Casa 18, Lago Sul, CEP 71655-270, bearer of Identity Card 1288658-SSP/DF and CPF 658219551-49;

and, as Chief Officer for Institutional Relations and Communication:
Luiz Fernando Rolla

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Ney Lambert 112, Belvedere, CEP 30320-440, bearer of Identity Card MG-1389219-SSP/MG and CPF 195805686-34.

b) Increase in the share capital of	Empresa Amazonense de Transmissão de Energia S.A. – EATE,
to:	four hundred ninety five million six hundred twenty seven thousand two hundred forty eight Reais sixty nine centavos,

with no issuance of new shares;	and adaptation of the head paragraph of Clause 5 of its by-laws.

c) Increase in the share capital of	Empresa Norte de Transmissão de Energia S.A. – ENTE,
to:	two hundred thirty nine million six hundred fifty five thousand three hundred fifty nine Reais and eighty eight centavos,

with no issuance of new shares;	and adaptation of the head paragraph of Clause 5 of its by-laws.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d)	The minutes of this meeting.

III	The Board oriented vote in favor, by the representative of Cemig at a meeting on a date yet to be decided of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. – Taesa, on the instruction to be given to the representative of Taesa in the Ordinary and Extraordinary General Meetings of Stockholders of EATE and ENTE on the subjects of increase in share capital and changes to the by-laws referred to in sub-items ‘b’ and ‘c’ of Item II above.

IV	The Chair reported the declaration – in advance – by the members elected to the Executive Board that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and that they had made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

V	Comments: The Chair, and the General Manager Leonardo Georges Magalhães made comments on matters of interest to the Company.

The following were present:

Board members:

Mauro Borges Lemos,

Arcângelo Eustáquio Torres Queiroz,

Eduardo Borges de Andrade,

Guy Maria Villela Paschoal,

Helvécio Miranda Magalhães Junior,

José Henrique Maia,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Bruno Magalhães Menicucci,

Bruno Westin Prado Soares Leal,

Luiz Guilherme Piva,

Antônio Dirceu Araújo Xavier,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Ricardo Wagner Righi de Toledo;

Samy Kopit Moscovitch;

General Manager:	Leonardo George de Magalhães;

Secretary:	Anamaria Pugedo Frade Barros.

Signed by: Anamaria Pugedo Frade Barros.

Commercial Board of Minas Gerais State

I certify registry, under Nº:5534778, on June 29, 2015.

Receipt Number: 15/416.017-2.

Marinely de Paula Bomfim – General Secretary.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. MATERIAL ANNOUNCEMENT DATED JUNE 3, 2015: PROPOSAL RELATING TO PUBLIC OFFER TO ACQUIRE SHARES IN REDENTOR ENERGIA S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Proposal relating to public offer to acquire shares in Redentor Energia S.A.

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date Redentor Energia S.A. (“Redentor”) filed the following Material Announcement:

“Redentor Energia S.A., a listed company with securities traded on the São Paulo stock exchange – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Redentor’s controlling stockholder, Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’), holder of 96.81% of the total stock of the Company, has received a proposal from PATRIA HEDGE MASTER FIM and ABSOLUTE ALPHA MASTER FIM (‘the Stockholders’), holders of an aggregate 2.30% of the Company’s total share capital, representing 72.16% of the shares in circulation, for disposal of their shares under a Public Offer for the purpose of cancellation of the registry of Redentor Energia S.A. as a listed company.

The Stockholders undertake to sell their shares under a Public Offer for Acquisition of Shares (‘OPA’) for the amount of R$ 6.00 (six Reais) per common share, updated by the variation defined by application of the Selic Rate from June 1, 2015 up to the settlement date of the auction, if any.

Parati is evaluating the proposal and as soon as it arrives at a position statement on the matter, the market will be duly and opportunely informed.”

Cemig will keep the market opportunely and appropriately informed on developments in this matter.

Belo Horizonte, June 3, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. SUMMARY OF MINUTES OF THE 637TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 10, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – 17.155.730/0001-64 – NIRE 31300040127

SUMMARY OF MINUTES

OF THE

637TH MEETING OF THE BOARD OF DIRECTORS

Date, time and place: June 10, 2015, at 8.30 a.m., at the Company’s head office.

Meeting committee: Chair: José Afonso Bicalho Beltrão da Silva.

Secretary: Anamaria Pugedo Frade Barros.

Summary of proceedings:

I Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of this meeting.

II The Board altered Board Spending Decision (CRCA) 048/2014, reducing the amount of the Advance against Future Capital Increase (Adiantamento para Futuro Aumento de Capital – AFAC) to twenty nine million four hundred thousand Reais, the part attributable to the company being fourteen million four hundred six thousand Reais, with issuance of twenty nine million four hundred thousand nominal common shares without par value; and authorized an increase in the share capital of Axxiom to forty six million six hundred thousand Reais, the other provisions of the CRCA being unchanged.

III The Board approved the minutes of this meeting.

IV The Board authorized:

(A)	Provision of a surety guarantee, with waiver of all benefits of order, rights and options for exoneration specified in Articles: 333, sole sub-paragraph; 366; 821; 827; 830; 834; 835; 837; 838 and 839, of Law 10406/2002, as amended; and in Articles 77 and 595 of Law 5869/1973, as amended, for the Sixth Issue by Cemig Geração e Transmissão S.A.-(Cemig GT) of non-convertible debentures – unsecured, with surety guarantee, in up to two series (‘Debentures of the First Series’ and ‘Debentures of the Second Series’, and jointly ‘Debentures’) – to be the object of a public offering, with restricted placement efforts as per Brazilian Securities Commission (CVM) Instruction 476/2009, as amended (‘the Issue’ and ‘CVM Instruction 476’, respectively), with the following characteristics:

Issuer:	Cemig GT.
Managers:

Itaú Unibanco S.A. (Itaú) (Lead Manager); HSBC Bank Brasil S.A. – Banco Múltiplo (HSBC), Banco Votorantim S.A. (Votorantim) and Banco Safra S.A. (Safra), and such other financial institutions as may be appointed by the Lead Managers, and approved by the Issuer, as a result of a process of syndication.

Guarantee:

The debentures and the obligations arising from them shall have the irrevocable surety guarantee of Companhia Energética de Minas Gerais – Cemig (‘the Guarantor’) as principal payer jointly responsible with the Issuer for all obligations arising from the Issue, comprising the principal debt and all accessory obligations under the Debentures, including arrears interest, contractual penalty payments and any other additions.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Fiduciary Agent:	Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários.
Use of proceeds:	Payment of debt, and/or replenishment of cash position following payment of debt.
Volume of the Issue:	Up to one billion Reais, on the Issue Date (as defined below).
Nominal Unit Value:	Ten thousand Reais, on the Issue Date.
Number of Debentures and number of Series:

Up to one hundred thousand Debentures, to be distributed in up to two series, using the ‘communicating vessels’ structure.

The existence and quantity of Debentures to be allocated to each series of the Issue will be decided in accordance with investors’ demand for the Debentures, as ascertained in the Bookbuilding Procedure (as defined below).

Distribution, and placement regime:

The distribution will be public, with restricted efforts, in the terms of CVM Instruction 476, under the regime of firm guarantee of placement of the totality of the Debentures by the Managers, the target public being professional investors, as defined in the related specific regulations. Any exercise of the firm guarantee will be by the Managers, on an individual basis, without joint liability between them, in the First Series, unless otherwise agreed between the Issuer and each one of the Managers, individually.

Form:

Nominal, book-entry debentures, without issuance of deposits or certificates. For all purposes of law, ownership of the Debentures shall be proven by statement issued by the Bookkeeping Institution, and additionally, in relation to the Debentures held in custody electronically at Cetip S.A. – Mercados Organizados (Cetip) this statement shall be issued in the name of each holder of the Debentures, and shall serve as proof of ownership of the Debentures.

Type:	Unsecured, with additional surety guarantee.
Convertibility:	Not convertible into shares in the Issuer.
Issue Date:	July 15, 2015.
Tenor and Maturity Date:

Except in the event of Early Maturity of the Debentures as a result of any Default Event (as defined below),

a) the Debentures of the First Series shall have maturity at three years from the Issue Date, thus maturing July 15, 2018 (‘Maturity Date of the First Series’); and

b) The Debentures of the Second Series shall have maturity at three years from the Issue Date, thus maturing July 15, 2020 (‘Maturity Date of the Second Series’).

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Updating of the Nominal Unit Value:

a) The Nominal Unit Value of the Debentures of the First Series will not be updated.

b) the Nominal Unit Value of the Debentures of the Second Series will be updated by the accumulated variation of the IPCA (Expanded National Consumer Price) index, calculated and published by the IBGE (Brazilian Geography and Statistics Institute), and the amount shall be automatically incorporated into the Nominal Unit Value or into the balance of the Nominal Unit Value of the Debentures of the Second Series, as the case may be (‘the Monetary Updating’).

Remuneration:

a) Remuneratory interest shall accrue to the Nominal Unit Value of the Debentures of the First Series or to the balance of the Nominal Unit Value of the Debentures of the First Series, as applicable, at a rate corresponding to 100% of the accumulated variation resulting from the average rates for one-day Interbank Deposits – the ‘over extra grupo’ DI rate – expressed in the form of a percentage per year, on the 252 business days basis, calculated and published daily by Cetip, in its daily bulletin on its website (http://www.cetip.com.br) capitalized by a spread to be decided by a Bookbuilding Procedure (as defined below) to be carried out by the Managers, in any event limited to 1.60% per year, on the 252 business days basis (‘the Remuneration of the First Series’).

b) Remuneratory interest corresponding to a percentage (to be determined) per year, on the 252 business days basis shall be applied to the updated Nominal Unit Value or to the updated balance of the Nominal Unit Value, as applicable, of the Debentures of the Second Series. This percentage shall be decided in accordance with the Bookbuilding Procedure, limited to a maximum rate of 1.50% per year, on the 252 business days basis, added, by compound calculation, to the equivalent of the arithmetic mean of the indicative annual rates applicable to the Series B National Treasury Note maturing August 8, 2020 (the NTN-B 2020), published by the Brazilian Association of Financial and Capital Markets Entities (Anbima) on its website (http://www.anbima.com.br) to be ascertained on the closing of the first, second and third business days immediately prior to the date of realization of the Bookbuilding Procedure (‘the Remuneratory Interest of the Second Series’), and, jointly with the Monetary Updating, ‘the Remuneration of the Second Series’.

The Remuneration of the First Series and/or the Remuneration of the Second Series, as applicable, shall be calculated by compound capitalization, ‘pro rata temporis’ by business days elapsed, from the Issue Date (or from the immediately prior date of payment of Remuneration of the First Series and/or of the Remuneration of the Second Series, as applicable) until the day of actual payment.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Bookbuilding Procedure:

The Managers will organize a procedure of collection of investment intentions so as to decide, in common agreement with the Issuer:

a) the number of series of the Issue;

b) the quantity of Debentures of the First Series and/or of Debentures of the Second Series to be issued; and

c) the final rate of the Remuneration of the First Series and/or of the Remuneration of the Second Series, as applicable.

At the end of the Bookbuilding Procedure, the Issuer shall ratify:

a) the number of series of the Issue;

b) the quantity of Debentures of the First Series and/or of Debentures of the Second Series to be issued; and

c) the final rate of Remuneration of the First Series and/or of the Remuneration of the Second Series, as the case may be, through amendment to the Private Instrument of Deed of the Sixth Issue of Non-convertible, Unsecured Debentures in up to Two Series with Restricted Placement Efforts, with Additional Surety Guarantee, for Public Distribution, of Cemig Geração e Transmissão S.A. (‘the Issue Deed’).

The Issue Deed shall be filed with the Commercial Board (Junta Comercial) of the state of Minas Gerais, and registered at the Notary’s Office for Registry of Title and Documents in the locations of the head offices of the Issuer, the Guarantor and the Fiduciary Agent, without the need for further corporate approval by the Issuer.

Amortization of the Nominal Unit Value:

a) The Nominal Unit Value of the Debentures of the First Series shall be amortized in two equal consecutive installments, at the end of the second and the third years from the Issue Date,

– the first installment being due on July 15, 2017, in the amount equivalent to 50% of the Nominal Unit Value of the Debentures of the First Series,

– and the second installment being due on July 15, 2018, in the amount equivalent to the balance of the Nominal Unit Value of the Debentures of the First Series;

b) the Nominal Unit Value of the Debentures of the Second Series shall be amortized in 2 (two) equal consecutive installments, at the end of the fourth and the fifth years from the Issue Date,

– the first installment being due on July 15, 2019, in the amount equivalent to 50% of the Nominal Unit Value of the Debentures of the Second Series,

– and the second installment being due on July 15, 2020, in the amount of the balance of the Nominal Unit Value of the Debentures of the Second Series.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Payment of the Remuneration:

a) the Remuneration of the First Series shall be paid annually, from the Issue Date, on the 15th day of July of each year,

– the first payment being due on July 15, 2016,

– and the last payment being due on the Maturity Date of the First Series;

b) the Remuneration of the Second Series shall be paid annually, as from the Issue Date, on July 15 of each year,

– the first payment being due on July 15, 2016,

– and the last payment being due on the Maturity Date of the Second Series.

Registry for distribution and trading:

(a) for distribution in the primary market, through the Assets Distribution Module (MDA – Módulo de Distribuição de Ativos), managed and operated by Cetip, with financial settlement of the distribution through Cetip; and

(b) for trading in the secondary market, through Cetip21–Securities, managed and operated by Cetip, with financial settlement of trades and electronic custody of the debentures carried out in Cetip.

The debentures may be traded on regulated securities markets only after ninety calendar days from the date of each subscription or acquisition by the investor, under Articles 13 and 15 of CVM Instruction 476, and only provided that the Issuer has complied with the obligations stated in Article 17 of Instruction 476.

The Debentures may be traded only between qualified investors, as defined in the specific regulations.

Minimum rating:	AA, Brazilian scale, by Fitch Ratings or Standard & Poor’s; or Aa2, by Moody’s.
Renegotiation:	None.
Optional early redemption:	The debentures are not subject to optional early redemption.
Offer of Early Redemption:

The Issuer may at any time, at its own exclusive option, make an offer for early redemption of the Debentures in Circulation, in whole or in part, with consequent cancellation of such redeemed Debentures, in whatever manner is defined by the Issuer, and such offer shall be addressed to all the Debenture Holders, without distinction, on equal terms and conditions for all Debenture Holders accepting early redemption of the Debentures they hold, in accordance with the terms and conditions specified in the Issue Deed.

Optional Acquisition:

The Issuer may, at its own exclusive option, acquire Debentures in circulation at any time. In any event the optional acquisition of the Debentures by the Issuer must obey Paragraph 3 of Article 55 of Law 6404/1976, as amended, and the Debentures acquired may be canceled, remain in the Issuer’s treasury, or be once again placed in the market, in accordance with the rules issued by the CVM, and such fact must be contained in the Issuer’s Report of Management and Financial Statements. Any Debentures acquired by the Issuer for holding in Treasury, if and when placed again in the market, shall carry the right to the same Remuneration as the other Debentures in circulation.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Early Maturity:

The following events shall be considered to be ‘Default Events’, and shall cause early maturity of the Debentures, for payment due immediately by the Issuer, of the Nominal Unit Value of the Debentures (or the balance of the Nominal Unit Value, as the case may be), plus the Remuneration of the First Series, or the Remuneration of the Second Series, as the case may be, calculated pro rata temporis from the Issue Date or the immediately prior payment date of the Remuneration of the First Series or of the Remuneration of the Second Series, as the case may be, up to the date of its actual payment, plus the other charges payable under the terms to be specified in the Issue Deed, without need for advice, notification or interpolation in the courts or otherwise:

(a) Liquidation, dissolution or declaration of bankruptcy of the Issuer and/or of the Guarantor;

application for bankruptcy by the Issuer and/or the Guarantor;

application for bankruptcy of the Issuer and/or the Guarantor made by a third party and not duly cured by deposit in court nor contested within the legal period;

proposal by the Issuer and/or the Guarantor to any creditor or class of creditors of a plan for out-of-court recovery, whether or not court ratification of any such plan has been applied for; or

application to the Court by the Issuer and/or the Guarantor for judicial recovery, whether or not granted by the competent judge.

(b) Non-compliance, within the stated period, by the Issuer and/or the Guarantor, with any pecuniary obligation related to the Debentures.

(c) Early maturity of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than one hundred million Reais or its equivalent in other currencies, whether or not due to contractual non-compliance.

(d) Change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of the Guarantor, unless this takes place by order of a court, or by requirement of Regulations, without the prior consent of holders of Notes representing at least two thirds of the Notes in Circulation.

(e) Termination, for any reason, of any of the concession contracts held by the Issuer and /or by the Guarantor such as represent/s an adverse material impact on the payment capacity of the Issuer and/or the Guarantor, except in relation to the São Simão, Jaguara or Miranda Plants.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(f) Legitimate protest of receivables against the Issuer and/or against the Guarantor the individual or joint value of which exceeds one hundred million Reais or its equivalent in other currencies, unless, within a maximum of thirty calendar days from the date of receipt of a written notice sent by the Fiduciary Agent to the Issuer, either

(a) the protest has been validly proven by the Issuer and/or the Guarantor (as the case may be) to have been filed in error or due to bad faith by a third party; or

(b) the protest is suspended or canceled; or

(c) guarantees are given in court.

(g) Non-compliance by the Issuer and/or by the Guarantor, as the case may be, with any non-pecuniary obligation specified in the Issue Deed, not cured within 30 (thirty) calendar days from the date on which the written notice sent by the Fiduciary Agent to the Issuer is received.

(h) Omission by the Issuer and/or the Guarantor, as the case may be, to pay any debt or any other obligation owed by the Issuer and/or the Guarantor, as the case may be, under any agreement or contract to which it is party as lender or borrower, involving individually or jointly an amount of one hundred million Reais or more or its equivalent in other currencies, on the due date, without taking the legal or court measures required for non-payment;

(i) Privatization, merger, liquidation, dissolution, extinction, split or any other form of stockholding reorganization (including absorption and/or absorption of shares) by or of the Issuer and/or of the Guarantor that results in reduction of the registered capital of the Issuer and/or the Guarantor, unless it is by reason of an order of a Court or a regulatory order, or does not cause a change in the rating of the Issue to a rating lower than the rating of AA by Fitch Ratings or Standard & Poor’s, or Aa2 by Moody’s.

(j) Assignment, promise of transfer, or any form of transfer or promise of transfer to third parties, in whole or in part, by the Issuer and/or by the Guarantor, of any of its/their obligations assumed under the Issue Deed, without prior written consent of holders of Debentures representing at least two thirds of the Debentures in Circulation.

(k) Invalidity, nullity or unenforceability of the Debentures or of the Issue Deed.

(l) Use, by the Issuer, of the proceeds of the Issue for any purpose not strictly as specified in the Issue Deed.

(m) Existence of any false, misleading or incorrect statement made by the Issuer and/or by the Guarantor in any of the documents of the Issue.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(n) Non-compliance with any court judgment against the Issuer against which there is no further appeal, or with any judgment in the administrative sphere against which there is no further appeal, the individual or aggregate amount of which is one hundred million Reais or more or its equivalent in other currencies.

(o) Change of type of company, by the Issuer and/or by the Guarantor; or

(p) Challenge of the Debentures in the courts by any third party, in relation to which the Issuer and/or the Guarantor has not taken the necessary measures to contest the effects of said challenge within thirty calendar days from the date on which the Issuer and/or the Guarantor became aware, by regular service of process, of such challenge being filed with the Courts.

For the purposes of item (i) above, privatization is defined as an event in which:

The Guarantor, the present direct controlling stockholder of the Issuer, ceases directly or indirectly to hold the equivalent of, at least, 50% plus one share of the total of the Issuer’s voting stock; and/or the Government of the State of Minas Gerais, currently controlling stockholder of the Guarantor, ceases directly or indirectly to hold the equivalent of, at least, 50% (fifty per cent) plus one share of the total of the shares representing the voting capital of the Guarantor.

If any of the Default Events specified in Sub-items (a), (b), (c), (d), (e), (j), (k) or (o) above occurs, maturity of the Debentures shall immediately take place automatically, independently of advice or notification, in the courts or otherwise; the Fiduciary Agent must, however, immediately upon becoming aware of this, send written notice to the Issuer informing it of such event and of the early maturity of the Debentures.

If any of the other Default Events occur, within the periods and procedures agreed in the respective sub-items, as applicable:

– The Fiduciary Agent shall within 48 hours from the date on which it becomes aware of the occurrence of any such events, call a General Meeting of Debenture Holders to decide on non-declaration of early maturity of the Debentures, obeying the convocation procedure to be specified in the Issue Deed and the specific quorum established below.

– The Fiduciary Agent must immediately send the Issuer a notice in writing informing it of the decisions taken in the said General Meeting.

– The said General Meeting may also be called by the Issuer, in the form specified in the Issue Deed.

– If, in the General Meeting of Debenture Holders, Holders of at least two thirds of the Debentures in Circulation decide that the Fiduciary Agent shall not declare early maturity of the Debentures, the Fiduciary Agent shall not declare early maturity of the Debentures.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

– Additionally, in the event that the General Meeting of Debenture Holders does not come into session, for lack of quorum, including at second convocation, the Fiduciary Agent shall declare immediate early maturity of all the obligations arising from the Debentures, and shall immediately send the Issuer a communication in writing informing it of such event.

In any event of early maturity of the Debentures, the Issuer undertakes to make the payments and pay the charges specified in the Issue Deed, within three Business Days from receipt, by the Issuer, of the related written communication sent by the Fiduciary Agent.

Subscription price and form of paying up:

The Debentures shall be subscribed in accordance with the procedures of the MDA and shall be paid up at sight, in Brazilian currency, simultaneous with subscription, at the Nominal Unit Value plus the remuneration of the First Series and/or the Remuneration of the Second Series, as applicable, from the Issue Date up to the date of paying-up, in accordance with the settlement rules, and procedures, applicable to Cetip.

Payment conditions:

The payments shall be made by the Issuer on the related due dates, using, as the case may be:

(a) the procedures adopted by Cetip, for the Debentures registered in Cetip; or

(b) the procedures of the Settlement Bank, for the Debentures that are not linked to Cetip.

Extension of periods:

If the Maturity Date of the First Series and/or the Maturity Date of the Second Series coincides with a day that is not a business or banking business day at the location of payment, the date of payment of any obligation shall be deemed postponed to the next business day, without any addition to the amount to be paid, except in cases where the payment is to be made through Cetip, in which case the extension will take place only when the date of the payment coincides with a Saturday, Sunday or declared national public holiday.

Arrears charges:

If the Issuer omits to make any payments payable to the Debenture holders in the stipulated periods, the amounts shall be subject to:

(a) a contractual penalty payment, irreducible and of a non-compensatory nature, of 2% on the amount due and unpaid; and

(b) arrears interest at the rate of 1% per month, calculated daily from the date of default up to the date of actual payment, on the amount due and unpaid.

(B) Signature, in its status as Guarantor, of the documents that are indispensable to the Issue, such as:

The Contract for Issue Management, Placement and Public Distribution, with Restricted Placement Efforts, under the regime of Firm Guarantee, of the Sixth Issue by Cemig Geração e Transmissão S.A. of Non-convertible, Unsecured Debentures in up to Two Series, with Additional Surety Guarantee, between the Issuer, the Guarantor and the Managers;

the Issue Deed and the respective subsequent amendments; and

such other documents as shall have been duly analyzed by Cemig’s Legal Department and provided that they cause no further cost to the transaction.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(C) Performance by the Executive Board of all acts necessary to put the above decisions into effect.

– The sixth issue of non-convertible debentures may take place only after obtaining of consent from the Brazilian Development Bank (BNDES), and after the revision, by the Board of Directors, of the target for the consolidated debt ratio – measured as {Net debt / (Net debt + Stockholders’ equity)}, established by the Board of Directors at 42%, in accordance with CRCA Cemig-021/2015, subject to the provisions in sub-item ‘b’ of § 9 of Clause 11 of the by-laws of Cemig.

(D) Exceeding in 2015 of the target ratio contained in Sub-item ‘b’ of §7 of Clause 11 of the by-laws, i.e. the consolidated debt ratio, measured as {Net debt/(Net debt + Stockholders’ equity)}, limited to 47%.

(E) Opening of Administrative Tender Proceedings in the ‘Competition Via Pre-qualification’ mode, and for pre-qualification and subsequent contracting, based on the proposal of best cost to the Company, of law offices to act in multiple litigation in the areas of tax, real estate, employment and social security law; consumer regulations, regulatory matters and third party liability; administrative and environmental law; and actions for collection, exceptionally, for a period of 12 months, able to be extended, by amendment, up to a maximum limit of sixty months.

(F) Provision of an irrevocable surety guarantee for the loan to be contracted by Cemig GT with Banco do Brasil S.A., through issuance, by Cemig GT, in favor of Banco do Brasil S.A., of a Bank Credit Note with the following principal conditions:

Modality:	Funds for working capital.
Amount:	Six hundred million Reais.
Purpose:	Payment of pre-existing debt.
Period:	Up to ninety days.

(G) Signature of the documents necessary for contracting of the loan referred to in sub-clause ‘F’ above.

(H) Execution by the Executive Board of all the acts necessary to put the decisions described in Sub-items ‘F’ and ‘G’ above into effect.

(I) Signature:

(1) – as consenting party, of Amendment No. 3 to the Direct Financing Contract between the BNDES and Norte Energia S.A. (NESA), in which the following are also consenting parties –
Eletrobras, Vale S.A. (Vale), Cemig GT,	Companhia Hidro Elétrica do São Francisco S.A. (Chesf),
Centrais Elétricas do Norte do Brasil S.A. (Eletronorte),	Fundação Petrobras de Seguridade Social (Petros),
Fundação dos Economiários Federais (Funcef),	Belo Monte Participações S.A. (BMPSA),
J. Malucelli Energia S.A. (J. Malucelli Energia),	J. Malucelli Administração e Participação S.A. (J. Malucelli),
Siderúrgica Norte Brasil S.A. (Sinobras),	Light S.A. (Light), Neoenergia S.A. (Neoenergia)
Amazônia Energia Participações S.A. (Amazônia),	Neoenergia Investimentos S.A. (Neoenergia Investimentos),
and	Aliança Norte Energia Participações S.A. (Aliança),
– for:
inclusion of Aliança among the consenting parties;
assumption, by Aliança, of the obligations of Vale;
inclusion of Aliança among the consenting parties specified in Clause 15;
inclusion of Clause Thirty, determining the obligations of the consenting party Cemig GT and Vale, in their status as stockholders of Aliança;

inclusion in Clause Nineteen – Reciprocal Powers of Attorney of sub-items that mutually and reciprocally make the following companies holders of power of attorney from each other, until the end of the debt:

NESA, Aliança and Vale; and: NESA, Aliança and Cemig GT;
provision that Vale and Cemig GT undertake to pledge the shares issued by Aliança to the BNDES and to the Financial Agents; and
alteration of the limits of liability of Cemig and of Vale to 9.20% and 4.59% of the debt of NESA, respectively, while maintaining the percentages of liability of the other guarantors/providers of surety unchanged;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(2) – as consenting party, of Amendment No. 1 to the Onlending Financing Contract between Caixa, BTG Pactual and NESA, having also as consenting parties:
Eletrobras, Chesf, Eletronorte, Petros, Funcef, BMPSA, J. Malucelli Energia, J. Malucelli, Vale, Sinobras, Amazônia, Cemig, Light, Neoenergia, Neoenergia Investimento and Aliança,
– for:
inclusion of Aliança among the consenting parties;
assumption, by Aliança, of the obligations of Vale;
inclusion of Aliança among the consenting parties specified in Clause 15;
inclusion of Clause Forty-five, stating the obligations of the consenting parties Cemig GT and Vale, as stockholders of Aliança;

inclusion in Clause Nineteen – Reciprocal Powers of Attorney, of sub-items making the following companies mutually and reciprocally holders of powers of attorney from each other, until the end of the debt:

NESA, Aliança and Vale; and: NESA, Aliança and Cemig GT;
provision to establish that Vale and Cemig GT undertake to pledge the shares issued by Aliança to the BNDES and to the Financial Agents; and
alteration of the limits of liability of Cemig and of Vale, respectively, to 9.20% and 4.59% of the debt of NESA, but maintaining the percentages of liability of the other providers of guarantee or surety unchanged; and

(3) as consenting party, the third amendment to the PIS-Finame contract, between the BNDES and NESA, with the following also as consenting parties –
Eletrobras, Petros, Funcef, J. Malucelli, Vale, Sinobras, Light and Neoenergia;
– to alter the limits of liability of Cemig and of Vale, respectively, to 9.20% and 4.59% of the debt of NESA, but maintaining the percentages of liability of the other providers of guarantee or surety unchanged.

VII Withdrawn from the agenda:

The matter of appointment of Managers for Transchile was withdrawn from the agenda.

VIII Comments: The following made comments on subjects of interest to the Company:

Members of the Board,
Chief Officer:	Fabiano Maia Pereira;
General Manager:	Leonardo George de Magalhães.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

Helvécio Miranda Magalhães Junior,

José Henrique Maia,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Marco Antônio Soares da Cunha Castello Branco,

Nelson José Hubner Moreira,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Bruno Magalhães Menicucci,

Luiz Guilherme Piva,

Tarcísio Augusto Carneiro,

Antônio Dirceu Araújo Xavier,

Bruno Westin Prado Soares Leal,

Carlos Fernando da Silveira Viana,

Flávio Miarelli Piedade,

José João Abdalla Filho,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Ricardo Wagner Righi de Toledo,

Samy Kopit Moscovitch, and

Wieland Silberschneider;

Chief Officer:	Fabiano Maia Pereira;
General Manager:	Leonardo George de Magalhães;
Secretary:	Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Signed by: Anamaria Pugedo Frade Barros.

Commercial Board of Minas Gerais State

I certify registry, under Nº:5531636, on June 23, 2015.

Receipt Number: 15/402.838-0.

Marinely de Paula Bomfim – General Secretary.

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4. NOTICE TO STOCKHOLDERS DATED JUNE 15, 2015: PAYMENT OF FIRST PART OF INTEREST ON EQUITY FOR 2014: JUNE 30, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Payment of first part of Interest on Equity for 2014: June 30, 2015

Cemig advises its stockholders that on June 30, 2015 it will pay the first portion of the Interest on Equity relating to the Company’s result for the 2014 business year.

As decided by the meeting of the Executive Board of December 26, 2014, and as published in the Notice to Stockholders of the same date, the amount paid on June 30, 2015 will be:

R$ 115,000,000.00 (one hundred fifteen million Reais),

corresponding to R$ 0.091394534 per share.

For shares traded on the BM&FBovespa, this benefit will be paid to stockholders of record on December 26, 2014. The shares first traded ‘ex-’ these rights on December 29, 2014.

•	Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment.

•	Any stockholder not receiving the credit referred to should visit a branch of Banco Itaú Unibanco S.A. to update the stockholder’s Investor Registry details.

•	Payments relating to shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia – the Brazilian Settlement and Custody Company) will be credited to that entity and the Depositary Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, June 15, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MARKET ANNOUNCEMENT DATED JUNE 24, 2015: REPLY TO BM&F BOVESPA OFFICIAL LETTER BM&F BOVESPA SAE 2220/2015, OF JUNE 24, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to

BM&FBovespa Official Letter BM&FBOVESPA SAE 2220/2015,

of June 24, 2015

Question asked by BM&FBOVESPA

“SAE 2220/2015

June 24, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Mr. Fabiano Maia Pereira

Investor Relations Director

Re: Atypical trading in shares

Dear Sir,

In view of the most recent variations in the prices of your company’s shares, the number of trades and volume traded, as set out below, we request you to inform us, by 9 a.m. on June 25, 2015, whether there is any fact you are aware of that could be the reason for this.”

Reply by CEMIG

Dear Sirs,

In compliance with the request made by BM&FBovespa, we would explain that the Company’s understanding is that the movements in the prices of the company’s shares may have been due to the outcome of the judgment, which took place today and is public knowledge, on the application for an order of mandamus relating to the Jaguara Hydroelectric Plant, and resulted in the publication of the Material Announcement transcribed on the next page:

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

( Continued on next page >> )

[Copy of Material Announcement published by Cemig on June 24, 2015]

“ MATERIAL ANNOUNCEMENT

Judgment given on Jaguara Plant mandamus case

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

The Higher Appeal Court (Superior Tribunal de Justiça – STJ) has given judgment on the Application (Nº 20.432/DF) made by Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’) for an order of mandamus to annul the decision in which the Mining and Energy Ministry, by its dispatch of August 23, 2013, refused, on its merits, the application by Cemig GT for extension of its period of concession to operate the Jaguara Hydroelectric Plant, under the terms of its Concession Contract Nº 007/97.

At the Court’s session of June 24, 2015, Justice Assusete Magalhães, who had asked for full sight of the papers in the case at the judgment session of December 10, 2014, voted to refuse Cemig GT’s application for an order of mandamus. Following this, Justice Sérgio Kukina then also gave his judgment vote, which was against grant of the order of mandamus. As a result, the decision of the Court is to reject the application by Cemig GT, by a majority of 6 votes to 2. Previously judgment votes had been given by Justices Ari Pargendler, Herman Benjamin, Mauro Campbell and Benedito Gonçalves, against grant of the order of mandamus; and by Justices Arnaldo Esteves Lima and Napoleão Nunes Maia, in favor of granting the order.

The Company respects the decision of the Higher Appeal Court, and awaits publication of the result of the judgment to take any further legal steps that are appropriate.

Cemig will give its stockholders and the market timely updates on the progress of this case.

Belo Horizonte, June 24, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer ”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MATERIAL ANNOUNCEMENT DATED JUNE 24, 2015: JUDGMENT GIVEN ON JAGUARA PLANT MANDAMUS CASE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Judgment given on Jaguara Plant mandamus case

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

The Higher Appeal Court (Superior Tribunal de Justiça – STJ) has given judgment on the Application (Nº 20.432/DF) made by Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’) for an order of mandamus to annul the decision in which the Mining and Energy Ministry, by its dispatch of August 23, 2013, refused, on its merits, the application by Cemig GT for extension of its period of concession to operate the Jaguara Hydroelectric Plant, under the terms of its Concession Contract Nº 007/97.

At the Court’s session of June 24, 2015, Justice Assusete Magalhães, who had asked for full sight of the papers in the case at the judgment session of December 10, 2014, voted to refuse Cemig GT’s application for an order of mandamus. Following this, Justice Sérgio Kukina then also gave his judgment vote, which was against grant of the order of mandamus. As a result, the decision of the Court is to reject the application by Cemig GT, by a majority of 6 votes to 2. Previously judgment votes had been given by Justices Ari Pargendler, Herman Benjamin, Mauro Campbell and Benedito Gonçalves, against grant of the order of mandamus; and by Justices Arnaldo Esteves Lima and Napoleão Nunes Maia, in favor of granting the order.

The Company respects the decision of the Higher Appeal Court, and awaits publication of the result of the judgment to take any further legal steps that are appropriate.

Cemig will give its stockholders and the market timely updates on the progress of this case.

Belo Horizonte, June 24, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. MARKET ANNOUNCEMENT DATED JUNE 29, 2015: REPLY TO BM&F BOVESPA OFFICIAL LETTER SAE 2236/2015 OF JUNE 26, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to BM&FBovespa Official Letter SAE 2236/2015 of June 26, 2015

Question asked by BM&F BOVESPA

“ SAE 2236/2015

June 26, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Mr. Fabiano Maia Pereira

Investor Relations Director

Subject: Request for information on news media report

Dear Sirs,

A news report in the newspaper Valor Econômico of June 26, 2015 states among other content that the loss of the concession of the three hydroelectric plants which have concession periods that have been completed or are about to be completed could reduce the operational profit of your company by half, and create obstacles to the company’s strategy of growth through acquisitions.

We request you to provide, by June 29, 2015, clarification about the content of this report, and any other information considered to be important.

The file to be sent should contain the question that is asked above, preceding your company’s reply.

This request is made under the Cooperation Working Agreement signed between the CVM and BM&FBovespa on December 13, 2011. Non-compliance with the request may make your company subject to imposition of an incentive fine by the Company Relations Management Unit (SEP) of the CVM, subject to CVM Instruction 452/07.

Yours,

Nelson Barroso Ortega

Company Monitoring Management Unit”

( Continued ) >>

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

Dear Sirs,

We believe this news report arises from publication, in the Material Announcement of June 24, 2015, of the result of the judgment given by the Higher Appeal Court (Superior Tribunal de Justiça – STJ), on the Application for Mandamus Nº 20.432/DF made by our wholly-owned subsidiary Cemig Geração e Transmissão S.A. (Cemig GT).

As stated in the Material Announcement published to the market, the Higher Appeal Court decided, by the judgment of six justices against and two in favor, to refuse the application for mandamus, brought by Cemig GT for the purpose of extension of the period of its concession to operate the Jaguara Hydroelectric Plant in accordance with its Concession Contract Nº 007/97.

The company is confident that it has the right to renewal of the concession for the plant in the terms of its Concession Contract Nº 007/97; it is awaiting publication of the result of the judgment before taking the appropriate legal measures, and will keep its stockholders and the public timely and appropriately informed on the progress of this case.

The company is aware of the risks to which it is exposed, and has been taking steps to ensure its economic and financial equilibrium in the event of not being successful.

Belo Horizonte, June 29, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. SUMMARY OF PRINCIPAL DECISIONS OF THE 638TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 30, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 30, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 638th meeting, held on June 30, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following matters:

1.	Signature of a non-binding Memorandum of Understanding by an affiliated company.

2.	Term of amendment to a Working Agreement.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MATERIAL ANNOUNCEMENT DATED JUNE 30, 2015: COURT DECISION IN SÃO SIMÃO PLANT MANDAMUS CASE

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Court decision in São Simão Plant mandamus case

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

The Higher Appeal Court (Superior Tribunal de Justiça – STJ) has given judgment on Application for Mandamus Nº 21.465/DF made by Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’), which sought annulment of the decision in which the Mining and Energy Ministry, by its dispatch published August 29, 2014, refused, on merits, Cemig GT’s application for extension of its period of concession to operate the São Simão Hydroelectric Plant, under the terms of Cemig GT’s Concession Contract Nº 007/97.

Cemig GT made this Application (Nº 21.465/DF) to the STJ on December 15, 2014, and Justice Mauro Campbell granted an interim injunction enabling Cemig GT to continue to operate the concession. This grant was conditional upon the outcome of judgment in Application for Mandamus Nº 20.432/DF, in which Cemig GT claimed the same rights in relation to the Jaguara Hydroelectric Plant.

Following the judgment in Application 20.432/DF, in which the STJ refused the application in relation to the Jaguara Plant, Justice Mauro Campbell has now revoked the interim injunction which had been granted in Application 21.465/DF (in relation to the São Simão Plant). The decision was published on today’s date (June 30, 2015).

The Company respects the decision of the Higher Appeal Court, and is considering such legal steps as are appropriate. Cemig will keep its stockholders and the market appropriately informed on the progress of this case.

Belo Horizonte, June 30, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. SUMMARY OF PRINCIPAL DECISIONS OF THE 639TH MEETING OF THE BOARD OF DIRECTORS HELD ON JULY 2, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of July 2, 2015

SUMMARY OF PRINCIPAL DECISIONS

At its 639th meeting, held on July 2, 2015, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following matter:

•	Bond Project.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MARKET ANNOUNCEMENT DATED JULY 2, 2015: TAESA—NEGOTIATIONS HAVE BEEN TERMINATED BETWEEN FIP COLISEU AND EMPRESAS PÚBLICAS DE MEDELLÍN

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

In further reference to the Market Announcement published on April 17, 2015, and in accordance with CVM Instruction 358 of January 3, 2002, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general as follows:

On July 2, 2015 Transmissora Aliança de Energia Elétrica S.A. (“Taesa”), an affiliated company of the Cemig group, published the following Market Notice:

“  Market notice

In compliance with Paragraph 4 of Article 157 of Law 6404/76 and CVM Instruction 358/02, as amended by CVM Instruction 369/02 and 449/07, Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’ or ‘the Company’) hereby informs the public that:

On today’s date Taesa received correspondence from Fundo de Investimento em Participações Coliseu (‘FIP Coliseu’), a member of the controlling stockholding block of Taesa, as follows:

“In compliance with Law 6404 of December 15, 1976 and CVM Instruction 358 of January 3, 2012, in its capacity as a stockholder of Transmissora Aliança de Energia Elétrica S.A. (Taesa), Fundo de Investimento em Participações Coliseu reports that on today’s date, it being the case that certain conditions precedent for the Share Purchase Agreement have not taken place, negotiations have been terminated between FIP Coliseu and Empresas Públicas de Medellín for sale of 35.71% of the common shares (22.14% of the total shares) in Taesa – as referred to in the Market Notice published on April 17, 2015.”

”

(Continued >> )

We also report that on today’s date EPM gave the following Notice to the financial regulator of Colombia:

“ In continuation of the market notice of April 17, 2015, EPM reports that due to certain conditions precedent for signature of the Share Purchase Agreement related to acquisition of 35.71% of the common shares of Taesa (22.14% of the total shares) not having taken place, the negotiations between FIP Coliseu and EPM have been concluded.

For any further information, please contact the Company’s Investor Relations Department.

Rio de Janeiro, July 2, 2015

Cristiano Corrêa de Barros

Chief Financial and Investor Relations Officer

Transmissora Aliança de Energia Elétrica S.A. ”

Cemig reiterates its commitment to timely publication of all material information related to this matter.

Belo Horizonte, July 2, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

12. MATERIAL ANNOUNCEMENT DATED JULY 2, 2015: PROPOSED AGREEMENT FOR SALE OF LIGHT’S HOLDING IN RENOVA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Proposed agreement for sale of Light’s holding in Renova

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, that on July 2, 2015 Cemig’s affiliated companies Light S.A. (‘Light’) and Renova Energia S.A. (‘Renova’) published the following Material Announcement:

“ A Share Purchase Agreement, to be signed on a date yet to be decided, between Light Energia and SunEdison, Inc. (‘SunEdison’), states the terms for sale of the 50,561,797 (fifty million five hundred sixty one thousand seven hundred ninety seven) common shares (‘the Shares’) currently held by Light Energia in Renova Energia S.A. (‘Renova’), as follows (‘the Transaction’).

1.	Price and type of sale

Under the share purchase agreement, the value of the disposal, which on today’s date represents 15.87% of the share capital of Renova, will be US$ 250,000,000.00 (two hundred fifty million US dollars).

Payment is to be made on closing of the Transaction by delivery of new shares to be issued by SunEdison, traded on the New York Stock Exchange (ticker: SUNE). Light Energia is considering the instruments available to it for monetizing, in Reais, the shares received, mitigating the risks of price volatility of the shares and of exchange rate variations.

2.	Conditions precedent

Completion of the Transaction is subject to conditions precedent, occurrence of which cannot be guaranteed, including the following:

– regulatory approval by the Brazilian National Electricity Agency, Aneel; and

– waiver of the restrictions on transfer of the Shares, as described below.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.	Restrictions on transfer of shares

The Stockholders’ Agreement between RR Participações S.A. (‘RR’), Cemig Geração e Transmissão (‘Cemig GT’) and Light Energia signed on December 19, 2014 (‘the Renova Agreement’) includes the following provisions:

(i)	Prohibition of transfer (‘Lock-up’) of shares in Renova for four years from the signature of the Agreement; and

(ii)	rights of first refusal, and joint sale, for the other stockholders in the event of transfer of shares in Renova to third parties.

Also, the Stockholders’ Agreement of Renova signed on November 6, 2012 between Light Energia, RR, BNDES Participações S.A. (‘BNDESPar’), Light S.A., Ricardo Lopes Delneri, Renato do Amaral Figueiredo and the Company (‘The Renova–BNDESPar Agreement’), which Cemig GT joined on September 29, 2014, provides that in the event of any of the controlling stockholders of Renova wishing to transfer any of its linked shares, BNDESPar with have the option of transferring its entire holding of Units (each Unit comprises two preferred shares and one common share) to the acquiring party, in the same transaction and on the same terms.

Thus, the Conditions Precedent referred to above can be met only after the statements of position of the parties in relation to both the Renova Stockholders’ Agreements.

4.	Background and Motives

In August 2011 Light Energia acquired shares in Renova worth R$ 360,000,000.00 (three hundred sixty million Reais), or R$ 21.36 (twenty one Reais thirty six centavos) per Unit.

Following a phase of increase in value of the investment, the Transaction proposed is part of the strategy of strengthening of working capital and development of other projects planned by Light Energia.

The Company will keep the market informed of significant developments in relation to this Transaction by immediate publication, in compliance with CVM Instruction 358/02 and the Brazilian Corporate Law. ”

Belo Horizonte, July 2, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.